December 14, 2018

John Wenger
Chief Financial Officer
Contact Gold Corp.
400 Burrard St., Suite 1050
Vancouver, BC
Canada V6C 3A6

       Re: Contact Gold Corp.
           Draft Offering Statement on Form 1-A
           Filed November 19, 2018
           CIK No. 0001759352

Dear Mr. Wenger:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A

Risk Factors
We may elect to become a reporting issuer . . ., page 28

1. Please update this risk factor to reflect the recent Rule 12b-2 revisions to the definition of smaller reporting company.
Management's Discussion and Analysis...,
Critical Accounting Policies and Estimates
ii) Review of asset carrying values and impairment assessment, page 52
 John Wenger
FirstName LastNameJohn Wenger
Contact Gold Corp.
Comapany14, 2018
December NameContact Gold Corp.
December 14, 2018 Page 2
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FirstName LastName
2. We note your accounting policy indicates that an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount and that the recoverable amount is measured at the higher of value in use and fair value less costs to sell. Please explain how this policy is consistent with ASC 360-10-35-17. Management's Discussion and Analysis . . ., page 55

3. We note your statements that the Annual MD&A is current to July 30, 2018. Please remove these statements and provide an MD&A discussion, including the liquidity discussion on page 70, that is current as of the most recent practicable date.
Description of Property, page 79

4. We are unable to read your maps beginning on page 80. Please revise to include larger property maps.
5. We note your disclosure of historical mineral resources on page 84. Only estimates of proven and probable reserves may be disclosed in filings with the U.S. Securities and
         Exchange Commission unless required to be disclosed by foreign or state law. See
         Instruction 5 to Item 102 of Regulation S-K and Industry Guide 7, Instructions to
         paragraph (b)(5). Please advise or revise to remove your historical resources.
6. We note your table beginning on page 86 regarding significant historical drilling. Please tell us why the metallurgy column has only been completed for select samples and, if necessary, revise to clarify. In your response please tell us if the table includes historical drilling, Contact Gold drilling, or both.
7. We note your disclosure on page 93 that cyanide solubility assays were completed to identify oxide versus sulfide mineralization. Please summarize the results of this testing and other metallurgical testing performed. To the extent relevant please discuss recoveries for oxide and sulfide mineralization and pregnant solution robbing materials.
Executive Compensation, page 103

8. Please revise the table to include all elements of compensation including, without limitation, the equity compensation referenced on page 104 and the total compensation awards for relevant periods. See Item 402(n) of Regulation S-K. Principal Stockholders, page 112

9. Please revise the table to include a column that discloses the percentage of the applicable class of securities held by each stockholder, as required by Item 403(a) of Regulation S-
         K.
10. Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by each 5% owner who is not a natural person.
 John Wenger
FirstName LastNameJohn Wenger
Contact Gold Corp.
Comapany14, 2018
December NameContact Gold Corp.
December 14, 2018 Page 3
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FirstName LastName
Certain Relationships and Related Party Transactions, page 114

11.      Please provide the related party transaction disclosure required by
Item 404 of Regulation
         S-K since the beginning of your last fiscal year and for the two fiscal years preceding your last fiscal year. See Instruction 1 to Item 404.
Consolidated Financial Statements for the Year Ended December 31, 2017 Independent auditors' report, page 2

12. Please obtain a revised report from your auditor that is both signed and dated. Refer to paragraph (c)(1)(iii) of Part F/S.
3. Reverse Acquisition, page 13

13. Please clarify your basis for adjusting the carrying value of the net assets of Winwell acquired by the $321,268 in transaction costs related to the RTO. To the extent these costs were incurred by Winwell prior to the RTO transaction, please explain why these costs were not recorded as liabilities by Winwell.
14. Please expand your footnote to describe how the consolidated financial statements represent a continuation of the legal subsidiary, or accounting acquirer, with adjustments to retroactively adjust the legal capital of the accounting acquirer to reflect the legal capital of the accounting acquiree. Refer to ASC 805-40-45.
4. Acquisition of Clover Nevada II, LLC, page 14

15. We note your acquisition of 100% of the membership interests of Clover Nevada II LLC on June 7, 2017. As it appears that you have succeeded to substantially all of the business of Clover and that your operations before succession appear insignificant relative to the operations of Clover, please provide audited financial statements and related disclosures of Clover as your predecessor for all periods required under Article 8 of Regulation S-X with no lapse in audited periods through the date of acquisition. To the extent you believe
         Clover is not your predecessor as defined by Regulation C, Rule 405, please provide your analysis and basis for conclusion.
8. Redeemable Preferred Stock, page 19

16. Please tell us how the cumulative fixed rate cash dividends are being reflected in your financial statements including how you have considered the cumulative dividend in presenting income available to common stockholders and earnings per share. Refer to
         ASC 260-10-45-11 and ASC 260-10-50-1.
 John Wenger
Contact Gold Corp.
December 14, 2018
Page 4



       You may contact Brian McAllister at 202-551-3341 or Craig Arakawa, Accounting
Branch Chief, at 202-5513650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer at 202-551-3610 with engineering related questions. Please contact Ruairi Regan at 202-551-3269 or Brigitte
Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,

FirstName LastNameJohn Wenger                            Division of
Corporation Finance
                                                         Office of Beverages,
Apparel and
Comapany NameContact Gold Corp.
                                                         Mining
December 14, 2018 Page 4
cc:       Kenneth Sam
FirstName LastName